Exhibit (C)(1)

■ 2029 CENTURY PARK EAST, SUITE 820 ■ LOS ANGELES, CA 90067 ■ 310-284-8008 ■ FAX 310-284-8130

February 23, 2005

Special Committee of the Board of Directors
Calprop Corporation
13160 Mindanao Way
Suite 180
Marina Del Rey, CA 90292

Dear Members of the Special Committee:

The Board of Directors of Calprop Corporation (“Calprop” or the “Company”) has engaged Duff & Phelps, LLC (“Duff & Phelps”) as its independent financial advisor to provide an opinion (the “Opinion”) as to the fairness to the public shareholders of Calprop, from a financial point of view, of the contemplated transaction described below (the “Proposed Transaction”)(without giving effect to any impact of the Proposed Transaction on any particular shareholder other than in its capacity as a shareholder). For the purpose of this analysis, the term “Public Shareholders” is defined as including all owners of Calprop common stock other than Mr. Victor Zaccaglin, Calprop’s Chairman and CEO, Mr. John Curci, Sr., and members of their respective families and their affiliates. Previously, Duff & Phelps has not provided financial advisory services to the Company, Mr. Zaccalin or Mr. Curci.

Description of the Proposed Transaction

It is our understanding that a newly formed company, NewCal Corporation (“NewCal”), is offering to purchase all of the outstanding common stock of Calprop not owned by Mr. Zaccaglin, Mr. Curci or members of their respective families and their affiliates, for cash consideration of $0.65 per share. Mr. Zaccaglin, Mr. Curci, and members of their respective families and their affiliates (collectively the “Control Shareholders”), are the beneficial owners of approximately 83% of the outstanding common stock of Calprop. It is our further understanding that the Control Shareholders will contribute all of their Calprop shares to NewCal in exchange for 100% of the common stock of NewCal. Subject to a majority of the Public Shareholders tending their Calprop stock, and NewCal owning at least 90% of Calprop stock after the tender offer, NewCal will be merged into Calprop, and Calprop will cease to be publicly traded. Any shares not tendered will be converted into the right to receive a cash payment of $0.65 per share.

Special Committee of the Board of Directors
Calprop Corporation
February 23, 2005

Scope of Analysis

In connection with this Opinion, we have made such reviews, analyses and inquiries, as we have deemed necessary and appropriate under the circumstances. Our due diligence with regards to the Proposed Transaction included, but was not limited to, the items summarized below.

1.	Conducted meetings with current and former members of the senior management team of Calprop at the Company’s offices in Marina del Rey, California, including Victor Zaccaglin, Chairman and CEO; Henry Nierodzik, Chief Accounting Officer; Mark Spiro, former Chief Financial Officer; Curtis Gullet, former Vice President, and Steve Petch, Purchasing Manager;

2.	Held meetings with Henry Nierodzik and Barry Glaser in their capacity as directors of Calprop and members of the Special Committee, along with Ted Guth of Guth Christopher, LLC, counsel to Duff & Phelps;

3.	Visited the Company’s Murrieta Farms, Smolin and Winkler properties on September 23, 2004 with Messrs. Zaccaglin, Gullet, and Petch;

4.	Met with Scott Woodside, President of Drake Development, LLC (and an affiliated company of Mr. Zaccaglin, Mr. Curci and Calprop), to discuss the potential build-out of the Murrieta Farms and Smolin properties and the corresponding property presentations prepared by Mr. Woodside;

5.	Reviewed Calprop’s financial statements and SEC filings, including the annual report on Form 10-K for the year ended December 31, 2003 and quarterly reports on Form 10-Q for the periods ended March 31, June 30, and September 30, 2004;

6.	Reviewed Calprop’s internal trial balance financial report as of December 31, 2004;

7.	Reviewed correspondence between the Company and potential investors/acquirors of Calprop;

8.	Reviewed Calprop’s detailed 2005 monthly cash flow projection;

9.	Reviewed escrow agreements regarding the purchase of the Company’s Murrieta Farms property including related amendments;

10.	Reviewed escrow agreements regarding the sale of the Company’s Winkler property, including the related promissory note and amendments;

11.	Reviewed the letter of intent regarding the sale of the Company’s Smolin property to KB Home Coastal, Inc. dated September 13, 2004;

Special Committee of the Board of Directors
Calprop Corporation
February 23, 2005

12.	Reviewed a summary analysis, prepared by Calprop management, regarding the amount and timing of required expenditures to meet necessary conditions to closing and/or release of all escrowed funds with respect to the Winkler property;

13.	Reviewed the various promissory notes evidencing the Company’s indebtedness;

14.	Reviewed a summary schedule of Calprop’s contingent assets and liabilities prepared by Calprop management;

15.	Reviewed a copy of the Wilshire Consultants, LLC report dated June 1, 2004 regarding an operational review of Calprop Corporation;

16.	Reviewed Victor Zaccaglin’s written proposal to the Special Committee, dated as of January 24, 2005, offering to pay $0.25 per share net to the selling shareholders as part of a going private transaction;

17.	Reviewed Mr. Zaccaglin’s updated written proposal (“Offer Letter”) to the Special Committee, dated as of February 17, 2005, offering to pay $0.65 per share net to the selling shareholders as part of a going private transaction;

18.	Reviewed the draft Offer to Purchase for Cash All Outstanding Shares of Common Stock of Calprop Corporation, dated January 19, 2005 (“Offer to Purchase”);

19.	Analyzed market trading data with respect to Calprop common stock;

20.	Reviewed certain additional information and prepared other studies and analyses as we deemed appropriate.

Duff & Phelps also took into account its assessment of general economic, market and financial conditions, as well as its experience in securities and business valuation, in general, and with respect to similar transactions, in particular. Duff & Phelps did not make any independent evaluation, appraisal or physical inspection of the Company’s solvency or of any specific assets or liabilities (contingent or otherwise). This Opinion should not be construed as a valuation opinion, credit rating, solvency opinion, an analysis of the Company’s credit worthiness or otherwise as tax advice or as accounting advice. Duff & Phelps has not taken into consideration any potential value that may be attributed to any unasserted legal claims that the Company may have, and valued the net operating losses of the Company based on the assumption that they were transferred outside of bankruptcy to an unrelated buyer and hence were subject to the limitations of Section 382 of the Internal Revenue Code. In addition, Duff & Phelps is not expressing any opinion as to the market price or value of the shares after completion of the Proposed Transaction. In rendering this Opinion, Duff & Phelps relied upon the fact that the Special Committee and the Company have been advised by counsel as to all legal matters with respect to the Proposed Transaction, including whether all procedures required by law to be taken in connection with the Proposed Transaction have been duly, validly and timely taken; and

Special Committee of the Board of Directors
Calprop Corporation
February 23, 2005

Duff & Phelps has not made, and assumes no responsibility to make, any representation, or render any opinion, as to any legal matter.

In preparing its forecasts, performing its analysis and rendering its Opinion with respect to the Proposed Transaction, Duff & Phelps (i) relied upon the accuracy, completeness, and fair presentation of all information, data, advice, opinions and representations obtained from public sources or provided to it from private sources, including Company management, and did not attempt to independently verify such information, (ii) assumed that any estimates, evaluations and projections furnished to Duff & Phelps were reasonably prepared and based upon the last currently available information and good faith judgment of the person furnishing the same, and (iii) assumed that the final versions of all documents reviewed by us in draft form conform in all material respects to the drafts reviewed. Duff & Phelps’ Opinion further assumes that information supplied and representations made by Company management are substantially accurate regarding the Company and the Proposed Transaction. Neither Company management nor its Board of Directors placed any limitation upon Duff & Phelps with respect to the procedures followed or factors considered by Duff & Phelps in rendering its Opinion.

In our analysis and in connection with the preparation of this Opinion, Duff & Phelps has made numerous assumptions with respect to industry performance, general business, market and economic conditions and other matters, many of which are beyond the control of any party involved in the Proposed Transaction. Duff & Phelps has also assumed that all of the conditions required to implement the Proposed Transaction will be satisfied and that the Proposed Transaction will be completed in accordance with the Offer Letter and draft Offer to Purchase.

The basis and methodology for this Opinion have been designed specifically for the express purposes of the Special Committee and may not translate to any other purposes.

To the extent that any of the foregoing assumptions or any of the facts on which this Opinion is based proves to be untrue in any material respect, this Opinion cannot and should not be relied upon.

Duff & Phelps has prepared this Opinion effective as of February 23, 2005. The Opinion is necessarily based upon market, economic, financial and other conditions as they exist and can be evaluated as of such date, and Duff & Phelps disclaims any undertaking or obligation to advise any person of any change in any fact or matter affecting the Opinion which may come or be brought to the attention of Duff & Phelps after the date hereof. Notwithstanding and without limiting the foregoing, in the event that there is any change in any fact or matter affecting the Opinion after the date hereof and prior to the completion of the Proposed Transaction, Duff & Phelps reserves the right to change, modify or withdraw the Opinion.

This letter should not be construed as creating any fiduciary duty on Duff & Phelps’ part to any party.

Special Committee of the Board of Directors
Calprop Corporation
February 23, 2005

It is understood that this Opinion is for the information of the Special Committee in connection with its consideration of the Proposed Transaction and may not be used for any other purpose without our prior written consent, except that this Opinion may be included in its entirety in any filing made by the Company with the Securities and Exchange Commission in respect of the Proposed Transaction and you may summarize or otherwise reference the existence of this Opinion in such documents provided that any such summary or reference language shall be subject to prior approval by Duff & Phelps. This Opinion is not a recommendation as to how any stockholder should vote or act with respect to any matters relating to the Proposed Transaction, or whether to proceed with the Proposed Transaction or any related transaction, nor does it indicate that the consideration paid is the best possible attainable under any circumstances. Instead, it merely states whether the price in the Proposed Transaction is within a range suggested by certain financial analysis. The decision as to whether to proceed with the Proposed Transaction or any related transaction may depend on an assessment of factors unrelated to the financial analysis on which this Opinion is based.

Conclusion

Based upon and subject to the foregoing, Duff & Phelps is of the opinion that the Proposed Transaction is fair to the Public Shareholders of Calprop from a financial point of view (without giving effect to any impacts of the Proposed Transaction on any particular shareholder other than in its capacity as a shareholder).

Respectfully submitted,

Duff & Phelps, LLC

By:	/s/ Sheryl L. Cefali

Sheryl L. Cefali
Managing Director